Exhibit 2


                         BATCHELDER & PARTNERS, INC.
                   4330 LA JOLLA VILLAGE DRIVE, SUITE 200
                        SAN DIEGO, CALIFORNIA  92122

JOEL L. REED                                      TELEPHONE: (619) 456-6655
PARTNER                                           TELECOPIER: (619) 456-7969



                              November 13, 1995



Mr. John P. Reilly
Chairman, President and CEO
Figgie International, Inc.
4420 Sherwin Road
Willoughby, OH  44094-7938

Dear Jack:

        Enclosed for your review and consideration by the Figgie
International Board of Directors is a list of issues that we believe are important to your shareholders. As we have previously indicated, we would appreciate the opportunity to discuss these matters with the outside directors or the full Board in conjunction with the December 5th director's meeting.

        You have stated that Figgie International is at a crossroads. We agree. We believe that decisions taken by the Board over the next few months will chart the future direction of Figgie. We hope you concur that as an integral part of this decision process, your shareholders deserve a thorough analysis of all alternatives to maximize the Company's value for all Figgie shareholders. We also believe that open communications with your shareholders concerning this process are appropriate and entirely consistent with effective corporate governance.

        We cannot over emphasize the importance of outside Board representation that is dedicated to the principle of maximizing shareholder value, assisted by independent financial and legal advisors. Our letter of October 30, 1995 clearly stated our request in this regard.

        We look forward to your reply concerning the December 5th meeting date.

                                                  Yours truly,


                                                  /s/ Joel L. Reed
                                                  __________________
                                                  Joel L. Reed


cc:  Figgie Board of Directors

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                         Figgie International, Inc.

                      Issues for the Board of Directors
                      _________________________________


1. We have proposed that two directors dedicated to that principle of maximizing shareholder value for all shareholders be seated on the Board of Directors. In light of recent issues concerning the Board's corporate governance and the stated intent of certain directors to step down at the next annual stockholders meeting, would the outside directors please reply as to why these or other qualified directors who are dedicated to the same principle should not be seated promptly?




2. Have the outside directors on the Board retained independent financial and legal advisors to assist in analyzing all alternatives for maximizing shareholder value?

        If so, what were the findings or when are the findings expected to be available?


        If not, why not?




3. When does the Board plan to communicate to shareholders concerning its proposed strategy to maximize the value of the Company post those divestitures that are in process?




4. In the opinion of your financial advisors, would the separate merger or sale of each of Interstate Electronics, Scott/Taylor
        Environmental and Snorkel (collectively, the "Remaining Companies") likely yield a greater value than the retention of these companies in a single entity with the present corporate general and administrative overhead?

        This analysis should assume an active solicitation of potential buyers/merger partners, including competitive and complimentary companies, reasonable synergies of combination and the most efficient transaction structure available for tax purposes.

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5.      Have your financial advisors analyzed the price/earnings ("P/E")
        ratios of "pure play" publicly-traded companies in each of the respective industry sectors in which each of the Remaining Companies operate?


        How do the mean and median P/E ratios for these pure-play companies relate to the mean and median P/E's of the conglomerates that you identified as peer companies in your 1995 proxy statement for the annual meeting of shareholders.



6. What is the book value and estimated market value of real estate that is not integral to the Company's operating businesses (including parcels in Cleveland and Virginia)?


        What is the disposal plan for these assets?




7. Do the Company's financial advisors believe that the remaining book balance of "Net Assets Related to Discontinued Operations" is realizable?

        During what time frame?




8. Does the Company intend to disclose publicly the amount and type of consideration and other significant terms for future divestitures of significant assets or operating businesses promptly as those divestitures are announced?

        If not, please indicate why you believe this information should not be made generally available to the financial markets.

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9.      Management has stated that corporate general and administrative expenses that are not allocated to business segments are expected to be in excess of $16 million in 1996. Has the Board considered the appropriateness of this G&A level given the reduced scope for the company's operations?




10. Will the Board confirm an annual stockholder meeting date for 1996 in accordance with management's statement that the 1996 annual meeting date will be targeted for a more "normal" time slot, most probably April or May?